Exhibit 77M

Mergers

Merger of Great-West Ariel Small Cap Value Fund with and into Great-West Ariel Mid Cap Value Fund

On September 19, 2013, the Board of Directors of Great-West Funds, including a majority of its directors who are not “interested persons” of Great-West Funds (as that term is defined in the Investment Company Act of 1940, as amended), approved an Agreement and Plan of Reorganization that provides for the merger of Great-West Ariel Small Cap Value Fund, a series of Great-West Funds, with and into Great-West Ariel Mid Cap Value Fund, another series of Great-West Funds (the “Merger”). The Merger did not require shareholder approval.

The Merger was consummated on December 20, 2013 (the “Closing Date”). As of the close of business on the Closing Date, beneficial owners of Initial Class and Class L shares of Great-West Ariel Small Cap Value Fund automatically received a proportionate number of Initial Class and Class L shares, respectively, of Great-West Ariel Mid Cap Value Fund based on each fund’s net asset value.

Merger of Great-West Invesco ADR Fund with and into Great-West MFS International Value Fund

On February 20, 2013, the Board of Directors of Great-West Funds, including all of its directors who are not “interested persons” of Great-West Funds (as that term is defined in the Investment Company Act of 1940, as amended), approved an Agreement and Plan of Reorganization that provided for the merger of Great-West Invesco ADR Fund, a series of Great-West Funds, with and into Great-West MFS International Value Fund, another series of Great-West Funds (the “Merger”). The Merger did not require shareholder approval.

The Merger was consummated on April 30, 2013 (the “Closing Date”). As of the close of business on the Closing Date, beneficial owners of Initial Class and Class L shares of Great-West Invesco ADR Fund automatically received a proportionate number of Initial Class and Class L shares, respectively, of Great-West MFS International Value Fund based on each fund’s net asset value.